July 10, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Empire Fidelity Investments Life Insurance Company

Empire Fidelity Investments Variable Annuity Account A

Request for Withdrawal of 485(b)(1) Amendment

Registration on Form N-4

File No. 333-141883 / 811-06388

Ladies and Gentlemen:

Transmitted herewith on behalf of the Registrant is a request pursuant to Rule 477 under the Securities Act of 1933 to withdraw the filing transmitted as EDGAR form type 485BPOS for the above referenced registration statement. The submission was accepted on July 6, 2007, Accession No. 00008784667-07-000055. The amendment was inadvertently transmitted as a 485 amendment rather than a pre-effective amendment.

No sales have occurred under this registration statement. A new pre-effective amendment for the above captioned filing will be made under separate Accession number.

Thank you for your attention to this matter.

Very truly yours,

/s/ David J. Pearlman

David J. Pearlman

Secretary